UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 13, 2021, EXFO Inc., a Canadian corporation, announced that, at the special meeting of its shareholders held today, a significant majority of shareholders voted in favour of the special resolution  approving the previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act pursuant to which 11172239 Canada Inc. will acquire all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by Germain Lamonde, G. Lamonde Investissements Inc., 9356-8988 Québec Inc., and Philippe Morin  for US $6.25 per subordinate voting share in cash.

This report on Form 6-K sets forth the news release disclosed on August 12, 2021. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: August 13, 2021

Press Release August 13, 2021

EXFO’s Shareholders Overwhelmingly Approve the Arrangement

QUEBEC CITY, Canada, August 13, 2021 – EXFO Inc. (“EXFO” or the “Corporation”) (NASDAQ: EXFO; TSX: EXF), is pleased to announce that, at the special meeting of its shareholders (the “Shareholders”) held today (the “Meeting”), a significant majority of shareholders voted in favour of the special resolution (the “Arrangement Resolution”) approving the previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act pursuant to which 11172239 Canada Inc. will acquire all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by Germain Lamonde, G. Lamonde Investissements Inc., 9356-8988 Québec Inc., and Philippe Morin (the “Excluded Shares”) for US $6.25 per subordinate voting share in cash (the “Arrangement”).

Shareholders carrying an aggregate of 333,666,141 votes, representing approximately 97.49% of votes entitled to be cast at the Meeting, were represented in person or by proxy at the Meeting. The Arrangement Resolution was approved by 99.65% of the votes cast by shareholders, voting together as a single class, as well as 90.95% of the votes cast by the holders of subordinate voting shares, excluding the votes attached to the Excluded Shares, whose votes are required to be excluded in determining minority approval pursuant to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

“I would like to thank EXFO shareholders for their continued support over the years and in relation to the proposed transaction” said Germain Lamonde, Founder and Executive Chairman of the Board.

The Arrangement remains subject to customary closing conditions including the approval of the Superior Court of Québec.

Caution Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. In addition, this press release also contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. These statements are based on certain assumptions deemed reasonable by EXFO, but are subject to certain risks and uncertainties, several of which are outside the control of EXFO, which may cause results to vary materially. Such risks and uncertainties include, but are not limited to the following: the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission and with Canadian securities authorities. EXFO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by securities laws.

About EXFO

EXFO develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

EXFO-C

For more information

Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com